

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Olivia K. Bloom
Chief Financial Officer
Geron Corporation
919 East Hillsdale Boulevard, Suite 250
Foster City, CA 94404

> **Re: Geron Corporation**
> **Registration Statement on Form S-3**
> **Filed September 4, 2020**
> **File No. 333-248637**

Dear Ms. Bloom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chad Mills, Esq.